Artist with recent exit and now in major museums

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

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Dear Sam,

Our team was just at the Whitney last week and couldn't believe how many paintings were on display by Lynette Yiadom-Boakye. She has two huge paintings front and center when you walk in on the 5th floor. (Click here for photos.)

Did some digging, and found that she's currently in two more museum shows right now—and she's already been collected by 32 museums in total! We've been buying into her market for a few years now, but now it seems like she's everywhere

All that institutional attention may be why our collection of her works has been doing well. In March, we exited our first painting from her, which delivered 48% annualized net returns and 17% total net return to investors after 144 days held. (Past performance not indicative of future returns).*

That exit was shortly before her great May auction results, where she sold a work for $2.95M (her second highest price ever), among other impressive lower sales.

We have conviction it's a great time to get in on her market as her museum attention is building and she continues to notch great results at auction.

Check out our four-figure portrait by Lynette Yiadom-Boakye, a style that's in many of the museums we mentioned above.

Thanks,

Anthony DeSimone

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Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281